February 7, 2019

David Fong
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
1291-B NW 65th Place
Fort Lauderdale, FL 33309

       Re: Imaging Diagnostic Systems, Inc.
           Registration Statement on Form 10
           Filed August 28, 2018
           File No. 000-26028

Dear Mr. Fong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Robert B. Macaulay, Esq.